December 9, 2022

The Board of Directors

Applied UV, Inc.

150 North Macquesten Parkway

Mount Vernon, NY 10550 U.S.A.

Re: Resignation Letter

Dear Board of Directors:

I hereby resign from all of my positions with Applied UV, Inc. and its affiliates, including but not limited to Board Member and Chief Executive Officer of Applied UV, Inc., effective as of the close of business on the date that is the earlier of: (i) December 19, 2022; and (ii) the execution of the merger agreements relating to the acquisitions of PURO Lighting, LLC and LED Supply Co. LLC. I have tendered my resignation to allow the executives that will be retained from the acquired companies to assume a leadership position with the company.

I agree to remain as a consultant for 10 months if asked by the company, which shall be subject to my availability.

Sincerely,

/s/ John Andrews

 John Andrews